SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC - COVID-19 MARKET UPDATE

Ryanair Holdings Plc today Fri. 1 May updated the market on its traffic projections for Q1, its plans for a likely return to services in Q2, the expected significant decline in current year traffic, and the impact on fares in Europe where the level playing field will be distorted by competing against legacy airlines who are receiving over €30 billion of State Aid, in clear breach of both EU competition and State Aid rules. This unlawful and discriminatory State Aid will be challenged by Ryanair in the European Courts.

Q1 and full year traffic outlook
Due to Continent wide EU Government flight restrictions, Ryanair expects to operate less than 1% of its scheduled flying program in Apr, May & June 2020. Q1 traffic of less than 150,000 passengers will be 99.5% behind the Q1 budget of 42.4m passengers. While some return to flight services is expected in the second (July-Sept) quarter, Ryanair expects to carry no more than 50% of its original traffic target of 44.6m in Q2. For the full year ended March 2021, Ryanair now expects to carry less than 100m passengers, more than 35% below its original 154m target.

State Aid Distorts Competitive Landscape
When scheduled flights return in Europe, sometime in July, Ryanair believes it will take some time for passenger volumes to return. Consumer confidence will be impacted by public health restrictions, such as temperature checks at airports and face coverings for passengers and staff on board aircraft. Ryanair expects traffic on reduced flight schedules will be stimulated by significant price discounting, and below cost selling from flag carriers with huge State Aid war chests (or nationalisation in the case of Alitalia). These lower fares will require aggressive airport price incentives to encourage passengers to travel, and Ryanair continues to call on EU Govts to cut passenger taxes, airport taxes, and departure taxes on an industry wide basis as a better alternative to selective State Aid "doping" for flag carriers.

Examples of State Aid Doping - to date

Lufthansa Group	€12.4 billion plus
AF-KLM Group	€10.1 billion plus
TUI Group	€ 1.8 billion plus
Alitalia	€ 1.7 billion plus
SAS	€ 0.8 billion plus
Finnair	€ 0.7 billion plus
Norwegian	€ 0.3 billion plus

When Ryanair returns to meaningful flying from July, the competitive landscape in Europe will be distorted by unprecedented volumes of State Aid from some EU Governments to their "national" airlines. Currently this amounts to over €30 billion - in addition to payroll supports - mainly to the Lufthansa Group, Air France-KLM, Alitalia, SAS, and Norwegian. All this State Aid is in breach of EU rules, and will distort Europe's level playing field in airline competition for many years. Lufthansa, Air France-KLM and Alitalia can now fund many years of below cost selling, whereas Ryanair and other well run airlines will not request (and would not receive) such State Aid. Ryanair will challenge these unlawful State Aid bailouts in the EU Courts to protect fair competition in Europe's aviation market, which has done so much to lower fares for consumers over the last 20 years.

Ryanair has repeatedly called for any State Aid to be transparent and non-discriminatory, such as payroll support schemes. This could, for example in Germany, have involved cutting departure taxes or reducing airport taxes in France, which would have benefited all airlines and passengers equally and not just favoured the local flag carrier. In France, the State is refunding aviation taxes but only to "French" airlines where all other EU airlines flying in France (such as Ryanair, EasyJet & BA) must still pay these taxes. This bailout discrimination is clearly in breach of State Aid and competition rules.

Fleet Review
Ryanair is now reviewing its growth plans, and aircraft orders. We are in active negotiations with both Boeing, and Laudamotion's A320 lessors to cut the number of planned aircraft deliveries over the next 24 months, which could reduce our capex commitments, to more accurately reflect a slower and more distorted EU air travel market in a post Covid-19 world.

3,000 Job Cuts and Pay Cuts - Consultations
As a direct result of the unprecedented Covid-19 crisis, the grounding of all flights from mid-March until at least July, and the distorted State Aid landscape in Europe, Ryanair now expects the recovery of passenger demand and pricing (to 2019 levels) will take at least 2 years, until summer 2022 at the earliest. The Ryanair Airlines will shortly notify their trade unions about its restructuring and job loss program, which will commence from July 2020. These plans will be subject to consultation but will affect all Ryanair Airlines, and may result in the loss of up to 3,000 mainly pilot and cabin crew jobs, unpaid leave, and pay cuts of up to 20%, and the closure of a number of aircraft bases across Europe until traffic recovers. Job cuts and pay cuts will also be extended to Head Office and Back Office teams. Group CEO Michael O'Leary, whose pay was cut by 50% for April and May, has now agreed to extend this 50% pay cut for the remainder of the financial year to March 2021.

Outlook

As announced on 3 April, given the uncertain duration of the Covid-19 crisis, and a slower return to "normal" flight services, Ryanair cannot provide any guidance for FY21 (year ended March 2021). The Group expects to report a net loss of over €100m in Q1, with further losses in Q2 (peak summer) due to the substantial decline in traffic arising from Covid-19 fleet groundings. Ryanair expects that its return to scheduled services will be rendered more difficult by competing with flag carrier airlines, who will be financing below cost selling with the benefit of over €30 billion in unlawful State Aid, in breach of both EU State Aid and competition rules.

Ryanair entered this unprecedented Covid-19 crisis with almost €4bn in cash, and we continue to actively manage these cash resources to ensure that we can survive this Covid-19 pandemic, and more importantly the return to lower fare flight schedules as soon as possible, when our customers can look forward to more low air fares as we are forced to compete with flag carrier airlines who have received €30 billion in State Aid "doping" to allow them to sustain below cost selling for months after this Covid-19 crisis has passed, as it certainly will over the coming months.

ENDS

This announcement contains inside information

For further information
please contact:                    Shane O'Toole                 Piaras Kelly
                                         Ryanair DAC                  Edelman Ireland
                                                Tel: +353-1-9451212                Tel: +353-1-6789333
                                                RyanairIR@ryanair.com         ryanair@edelman.com

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http://www.rns-pdf.londonstockexchange.com/rns/5721L_1-2020-4-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 May, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary